EXHIBIT 99.3

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Innovations Inc. (“Westport”, the “Company”, “we”, “us”, “our”) is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2011. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated February 28, 2012.

On May 30, 2011, the Board of Directors approved a fiscal year-end change from March 31 to December 31 to align the year ends of all consolidated operating companies to the calendar year. As a result of changing our year end, the current reporting period is a “stub” period of only 9 months (April 1, 2011 to December 31, 2011). Due to the difference in period lengths, the income statement and statement of cash flows is not directly comparable.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events.

BUSINESS OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9-litre), medium- (5.9- to 8.9-litre), heavy-duty (11- to16-litre) and high-horsepower (greater than 16-litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, and generally less expensive alternative fuel based on a more abundant natural resource.

Since our founding in 1995, we have focused on developing technology that allows us to produce more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gas, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource. Our systems enable combustion engines to use gaseous fuels, such as natural gas, propane or hydrogen. Our research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.

We leverage our proprietary technology by partnering with leading diesel engine, truck and automotive original equipment manufacturers (“OEMs”) to develop, manufacture and distribute our engines to a diverse group of global truck, bus and automotive OEMs. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low emission engines is prevalent, including light-duty, medium- to heavy-duty, and heavy-duty, as follows:

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Westport Light-Duty (“Westport LD”), which is currently composed of Westport LD, OMVL S.p.A. (“OMVL”) and, as of July 1 and October 11, 2011, Emer S.p.A. (“Emer”) and Alternative Fuel Vehicle (“AFV”), respectively, designs, produces and sells high-performance alternative fuel engines, systems and components targeting the high volume light-duty vehicle and engine segments for automotive and industrial markets. Westport LD offers advanced technology natural gas and LPG engines and fuel systems for the OEM light-duty automotive and industrial markets. In North America, Westport LD offers fully-integrated, cost-effective solutions available in light-duty vehicles with the Westport WiNG™ Power System—an advanced, integrated, bi-fuel (natural gas / gasoline) system for fleet customers of commercial and passenger vehicles, initially launched on the Ford F-250 and F-350 platforms. The North American business is supported through Westport LD Michigan Technical Center. In Sweden, Westport LD offers natural gas fuel systems engineered and installed by AFV for the Volvo V70 bi-fuel wagon. Westport LD also offers OMVL and Emer brand aftermarket kits and components for conversion of engines from gasoline, or petrol, to CNG or LPG. Westport LD leverages the advanced engineering of the Company and the precision high volume manufacturing of our Italian operations OMVL and Emer. For industrial applications, Westport LD offers complete engine solutions to industrial vehicle OEMs and stationary S-2 packagers globally. The Juniper brand engine provides robust performance for material handling, municipal, construction, and other harsh and challenging applications. Westport LD currently supplies Clark Material Handling with a Juniper 2.4-litre compressed natural gas (“CNG”) and liquefied petroleum gas (“LPG”) industrial engines based on the Hyundai platform for Clark forklifts sold globally. The Juniper 2.4-litre engine is also available for stationary applications such as engine power units for oilfield applications, where Westport LD sells to Cummins Western Canada, and agricultural installations for electrical power generation. Effective August 3, 2011, the name of Juniper Engines Inc. was formally changed to Westport Light Duty Inc. This was a change of name only, and the business continues unaffected. Westport LD will continue to use the “Juniper” brand.

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Cummins Westport Inc (“CWI”), our 50:50 joint venture with Cummins, Inc., (“Cummins”), serves the medium- to heavy-duty engine markets. CWI’s engines are offered by many OEMs of transit and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications. The fuel for CWI engines is typically carried on the vehicles as CNG or liquefied natural gas (“LNG”). CWI engines are produced at certain Cummins’ plants allowing CWI to leverage Cummins’ manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins’ supply chain, back office systems and distribution and sales networks.

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Westport Heavy-Duty (“Westport HD”) serves the heavy-duty engines markets and currently offers a 15-litre natural gas engine for the heavy-duty trucking market in North America. Westport HD applies our proprietary development platform and is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. The fuel for the Westport HD system is typically carried on the vehicle as LNG to provide greater energy density compared to CNG and to allow the vehicle to travel farther before refuelling. At the heart of the Westport HD system is our proprietary high pressure direct injection (“HPDI”) technology, which provides the environmental and cost benefits of natural gas while delivering comparable benefits of diesel engines: high efficiency over the speed and torque operating range, high torque capability and robust reliability.

We have formed additional joint ventures to capitalize on the growth of alternative fuel engines in geographic markets outside of North America. In July 2010, we established Weichai Westport Inc. (“WWI”), a joint venture between Westport (35% interest), Weichai Power Co. Ltd. (“Weichai”) (40% interest) and Hong Kong Peterson (CNG) Equipment Ltd. (25% interest), to focus on the Chinese market. WWI develops, manufactures and sells advanced, alternative fuel engines and parts for use in automobiles, buses, heavy-duty trucks, marine applications and power generation. WWI occupies a 20,000 square metre site in China with an annual production capacity of 20,000 engines. The current engines are widely used in city bus, coach and heavy-duty truck applications in China or exported to other regions globally. WWI is integrating Westport HPDI technology into Weichai’s heavy-duty engine platform for future products seeking to deliver best-in-class solutions in a rapidly developing market.

On July 1, 2011, we acquired Emer. Upon closing, we paid consideration of $39.7 million (€25.6 million), which consisted of $17.6 million (€12.1 million) in cash and 881,860 shares of Westport common stock. The purchase price includes the assumption of approximately $77.0 million (€53.0 million) in existing net debt in Emer. Post-closing, we repaid $36.3 million (€25.0 million) of the debt, leaving $40.7 million (€28.0 million) in net debt.

On September 7, 2011, we entered into an agreement with Royal Dutch Shell Plc to launch a co-marketing program in North America aimed at providing customers a better economic case when purchasing and operating liquefied natural gas–powered vehicles (“LNGV”) by consolidating key value chain components such as fuel supply, customer support and comprehensive maintenance into a single, user-friendly package. Under the terms of the agreement, both companies will leverage their industry-leading positions in LNG production and distribution for Shell and LNGV systems and technology for Westport, to deliver a superior integrated commercial solution to participating customers, initially in North America. Also, the companies will collaborate to develop industry standards for LNG as a new transportation fuel in support of their on-going efforts to maintain the highest health, safety and sustainable development practices.

On September 23, 2011, we raised $34.3 million (CDN $36.0 million) through the issuance of debentures offered by Macquarie Private Wealth Inc. (“Macquarie”), on a private placement basis, to replace previously issued debentures that matured in July 2011. The debentures are unsecured and subordinated to senior indebtedness, which mature on September 22, 2014, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012. The debentures are not listed on any stock exchange. Westport paid Macquarie a cash commission equal to 3.85% of the gross proceeds of the offering.

On September 28, 2011, we announced that a new natural gas Westport WiNG™ Power System (WiNG™) will be available in the Ford F-250 and F-350 Super Duty pickup trucks sold and serviced through authorized Ford dealers. The F-250 and F-350 pickup trucks can also run on ordinary gasoline. As part of the product launch with Ford Super Duty Pickup Trucks, Westport LD has unveiled the new WiNG™ system, an advanced, integrated, bi-fuel system for passenger and commercial vehicles targeting fleet customers.

On October 12, 2011, we purchased 100% of Alternative Fuel Vehicle Sweden AB (“AFV”) of Gothenburg, Sweden for approximately $7.6 million (SEK 51.0 million). The purchase price consists of a closing amount of approximately $3.1 million (SEK 21 million), of which $2.1 million (SEK 14.3 million) was paid in cash and $1.0 million (SEK 6.7 million) in shares of Westport’s common stock with the number of shares calculated using a 20-day volume-weighted average price. Westport also assumed AFV’s existing debt of approximately $1.2 million (SEK 8.2 million) and repaid a $0.4 million (SEK 2.8 million) shareholder loan to Göteborg Energi. The total purchase price also includes earn-out payments of $2.8 million (SEK 19.0 million) payable in Westport shares and tied to revenue and production milestones to be achieved no later than December 31, 2014.

SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the nine months ended December 31, 2011 and the twelve months ended March 31, 2011 and March 31, 2010:

Selected Statements of Operations Data

	Nine months ended December 31, 2011	Twelve months ended
		March 31, 2011	March 31, 2010
(expressed in thousands of United States dollars, except for per share amounts, shares outstanding and units shipped)
Units shipped	4,964	3,656	3,921
Total revenue	226,540	148,062	121,653
Gross margin	80,610	57,080	38,674
GM %	36%	39%	32%
Net loss attributed to the Company	(45,794)	(42,142)	(34,511)
Net loss per share – basic and diluted (1)	(0.96)	(1.00)	(1.01)
Weighted average shares outstanding	47,933,348	42,305,889	34,133,247
Cash and short-term investments	85,677	180,303	104,205
Total assets	356,675	273,374	153,936
Long-term financial liabilities (2)	65,577	10,012	12,735
Cash used in operations before changes in non-cash working capital (3)	(24,217)	(24,611)	(23,123)
CWI income for the year after taxes	25,926	15,998	14,330
CWI income attibutable to the Company	12,963	7,999	7,165

(1)	Fully diluted loss per share is the same as basic loss per share as the effect of conversion of stock options, warrants and performance share units would be anti-dilutive.
(2)	Excluding warranty liability and other long-term liabilities
(3)	see non-GAAP financial measures

OVERVIEW OF YEAR ENDED DECEMBER 31, 2011 RESULTS

Operating Results

For the nine months ended December 31, 2011, our consolidated revenues increased $78.4 million, or 52.9%, to $226.5 million from $148.1 million for the twelve months ended March 31, 2011. This increase in revenue was driven by an increase in Westport LD revenue of $35.4 million as we began consolidating Emer and AFV in the current year period and increases in CWI and Westport HD revenue of $27.6 million and $15.4 million, respectively.

Consolidated net loss attributable to the Company for the nine months ended December 31, 2011 was $45.8 million, or $0.96 loss per diluted share, compared to a $42.1 million net loss, or $1.00 loss per diluted share, for the twelve months ended March 31, 2011. The $3.7 million increase in net loss was primarily due to an increase in net loss in Westport LD of $8.9 million and Westport HD net loss of $5.4, partially offset by an increase in CWI net income of $5.0 million and a decrease in corporate net loss of $5.6 million.

Capital Management

On September 23, 2011 we issued 36,000 debenture units for a total gross proceeds of $34.3 million (CDN $36.0 million). Each debenture unit consists of an unsecured subordinate debenture in the principal amount of CDN $1,000 bearing interest at 9% per annum. We have the option to redeem the debentures at any time after 12 months and before 18 months from the date of issue at 115% of their principal amount and at 110% of their principal amount after 18 months. Interest is payable semi-annually and the debenture mature on September 22, 2014.

Cash, cash equivalents and Investments

As of December 31, 2011, our cash, cash equivalents and short-term investments balance was $85.7 million compared to $180.3 million at March 31, 2011. For the nine months ended December 31, 2011, cash used in operations was $35.9 million with $24.2 million used for operating purposes and $11.7 million used for working capital. We also paid cash of $6.5 million and $2.6 million (net of cash acquired) for our acquisition in Emer and AFV, respectively and invested additional capital in our investment in Weichai of $1.0 million. We also purchased $13.3 million of property and equipment, purchased $0.1 million in intangible assets, advanced loans net of repayment of $5.8 million, repaid our subordinated debenture notes and Emer’s long term debt totaling $53.1 million, repaid Emer’s operating lines of credit of $3.2 million, repaid our short-term debt of $0.2 million and CWI paid out a dividend of $10.0 million to our joint venture partner. We issued shares through the exercise of stock options, which resulted in an additional $1.8 million in cash and raised $33.0 million net of financing costs from the issuance subordinated debenture notes. Foreign exchange on Canadian dollar and Euro denominated cash, cash equivalents and short-term investments and unrealized foreign exchange impacts on certain foreign currency denominated balances resulted in a favorable $2.3 million impact on our cash, cash equivalents and short-term investments balance.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. The Company’s accounting policies are described in Note 2 of our fiscal year 2011 annual consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI and BTIC Westport Inc. (“BWI”) as variable interest entities, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in Note 2 of our fiscal year 2011 annual consolidated financial statements and our 2011 Management and Discussion Analysis. Actual amounts may vary significantly from estimates used.

Variable Interest Entities

A variable interest entity (“VIE”) is any type of legal structure not controlled by voting equity, but rather by contractual and/or other financial arrangements. Interests in VIEs are consolidated by the company that is the primary beneficiary. We have identified CWI and BWI as VIEs and determined that we are the primary beneficiary in both cases. Accordingly, we consolidate CWI and BWI, reflecting 100% of their assets, liabilities, revenues and expenses in our consolidated financial statements and present the 50% interest held by our joint venture partners, Cummins and BTIC, as “Net income attributed to joint venture partners.”

Warranty Liability

Estimated warranty costs are recognized at the time we sell our products and included in cost of revenue. We use historical failure rates and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability. The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair. We review our warranty provision quarterly and record adjustments to our assumptions based on the latest information available at that time. Since a number of our products are new in the market, historical data may not necessarily reflect actual costs to be incurred, and this exposes the Company to potentially significant fluctuations in liabilities. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. We generally record warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. Adjustments to the warranty provision are recorded in cost of revenue. During the year, we decreased our warranty provision to reflect new claims experience information received on CWI products. These changes in estimates are discussed further in the “Gross Margin” section under “Results from Operations.”

Revenue Recognition

Our primary source of revenue is from the sale of CWI spark ignited engines, kits, Westport HD LNG systems and parts, and Westport LD CNG and LPG fuel systems for OEMs in the light-duty automotive and industrial markets. Product and parts revenue is recognized when the products are shipped and title passes to the customer. Revenue also includes fees earned from performing research and development activities for third parties, as well as technology license fees from third parties. Revenue from research and development activities is recognized as the services are performed. Revenue from technology license fees is recognized over the duration of the licensing agreement. Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

The Company also earns service revenue from a research and development arrangement with Volvo Powertrain (“VPT”) and Volvo Truck Corporation (“VTC”) under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in Volvo products. Service revenue is recognized using the milestone method upon completion of project milestones as defined and agreed to by the Company and VPT and VTC. The Company recognizes consideration earned from the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The Company has deemed all milestone payments within the contract to be substantive. The payment associated with each milestone relates solely to past performance and is deemed reasonable upon consideration of deliverables and the payment terms within the contract. Certain milestones under the contract have yet to be defined.

Inventories

Inventories consist of fuel systems, component parts, work-in-progress and finished goods associated with our Westport HD and Westport LD systems. We carry inventory at the lower of weighted average cost and net realizable value. In establishing whether or not a provision is required for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory. When we determine that such changes have occurred and would have a negative impact on the carrying value of inventory on hand, adequate provisions are recorded. Unforeseen changes in these factors could result in the recognition of additional inventory provisions.

Property, Plant and Equipment and Intangible Assets

U.S. GAAP requires that we consider whether or not there has been an impairment in our long-lived assets, such as equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such assets are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Stock-Based Compensation

We account for stock-based compensation related to stock options, performance share units and restricted share units granted to employees and directors using the fair value method. The resulting compensation expense for stock options is calculated using the Black-Scholes valuation method net of estimated forfeitures and is recognized in results from operations over the period in which the related employee services are rendered. We account for performance shares by calculating the fair value using a Monte-Carlo simulation and restricted share units by calculating the fair value based on the market price of the Company’s common shares on the date of grant. The compensation expense is recorded in the period it is earned, which generally is the period over which the units vest.

Goodwill

We do not amortize goodwill but instead test it annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at November 30. We use a two-step test to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill. We determine fair value using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as our future expectations.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Fair value measurements and disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures, to require more robust disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in level 3 fair value measurements, and transfers between Levels 1, 2, and 3. This update was effective for the Company on April 1, 2011. The adoption of this update increased our disclosure requirements on the fair value of our financial instruments, which is included in note 24.

Intangibles – Goodwill and Other

In December 2010, the FASB issued ASU No. 2010-28, Intangibles – Goodwill and Other, which modifies step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform step 2 of the impairment test if it is more likely than not that a goodwill impairment exists. This update was effective for the Company on April 1, 2011. Adoption of this update did not have any impact on the consolidated financial statements.

Business Combinations

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations, on the disclosure of supplementary pro forma information for business combinations. A public entity (acquirer) that presents comparative financial statements should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. This update is effective prospectively for acquisitions on or after April 1, 2011 for the Company. As a result of adopting this Update, the additional disclosures required by this Update were made in note 4 related to the Company’s acquisition of Emer and AFV.

Multiple-Deliverable Revenue Arrangements:

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements. The new guidance provides a more flexible alternative to identify and allocate consideration among multiple elements in a bundled arrangement when vendor-specific objective evidence or third-party evidence of selling price is not available. The new guidance requires the use of the relative selling price method and eliminates the residual method to allocation arrangement consideration. Additional expanded qualitative and quantitative disclosures are also required. The guidance is effective for the Company prospectively for revenue arrangements entered into or materially modified on or after April 1, 2011. Adoption of this update did not have any impact on the Company’s consolidated financial statements.

Fair Value Measurements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”). ASU

2011-04 changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new guidance is to be applied prospectively. The Company does not anticipate the adoption of this standard to have a material impact in the Company’s consolidated financial statement footnote disclosures.

Comprehensive Income

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, (“ASU 2011-05”). ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in equity. ASU 2011-05 requires that all nonowner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU No. 2011-12 (“ASU 2011-12”), which defers certain requirements within ASU 2011-05. These amendments are being made to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income in all periods presented. This new guidance is to be applied retrospectively. The Company does not expect the adoption of this standard to have any impact on the Company’s consolidated financial statements.

Intangibles – Goodwill and other

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment (“ASU 2011-08”), which allows an entity to use a qualitative approach to test goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company will be applying this guidance effective for our fiscal year beginning January 1, 2012.

Balance Sheet

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. This new guidance is to be applied retrospectively. The Company anticipates that the adoption of this standard will expand its consolidated financial statement footnote disclosures.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis such that appropriate decisions can be made regarding public disclosures. As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). The CEO and CFO have concluded that as of March 31, 2011, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein and accumulated and reported to management to allow timely discussions regarding required disclosure.

We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. No changes were made in our internal control over financial reporting during the year ended December 31, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States and the requirements of the Securities and Exchange Commission in the United States, as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, has evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As allowed by SEC guidance, management excluded from its assessment the 2011 acquisitions of Emer S.p.A and Alternative Fuels Vehicle Sweden AB, which accounted for 18.0% of total assets and 15.2% of total revenues as of and for the nine month period ended December 31, 2011. Based on this evaluation, Management has determined that internal control over financial reporting was effective as of December 31, 2011. KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2011.

FINANCIAL OVERVIEW

RESULTS FROM OPERATIONS

Nine Months Ended December 31, 2011 Compared to Twelve Months Ended March 31, 2011

Product revenue for the nine months ended December 31, 2011 increased $79.2 million, or 71.7%, to $189.7 million from $110.5 million for the twelve months ended March 31, 2011. CWI product revenue for the nine months ended December 31, 2011 increased $29.9 million, or 35.3%, to $114.5 million on sales of 4,692 units compared to $84.6 million and 3,629 units for the twelve months ended March 31, 2011, which was primarily attributed to higher sales volume of ISL G engines in the Americas. Westport HD revenues for the nine months ended December 31, 2011 increased $13.9 million, or 631.8%, to $16.1 million on shipments of 272 HD systems compared to $2.2 million and 27 HD systems for the twelve months ended March 31, 2011. Westport LD revenues for the nine months ended December 31, 2011 increased $35.4 million, or 149.4%, to $59.1 million compared to $23.7 million for the twelve months ended March 31, 2011 as we began consolidating Westport LD from July 2, 2010 and the consolidation of Emer and AFV in the current year period.

Product Revenue by Geographic Region

(as a percentage of revenue)

	Nine months ended December 31, 2011	Twelve months ended March 31, 2011

Americas	60%	60%
Asia	18%	15%
Rest of the world	22%	25%

Parts revenue for the nine months ended December 31, 2011 was $26.7 million compared to $29.5 million for the twelve months ended March 31, 2011, a decrease of $2.8 million, or 9.5%. CWI parts revenue for the nine months ended December 31, 2011 was $24.3 million compared with $26.7 million for the twelve months end March 31, 2011. Westport HD parts revenue for the nine months ended December 31, 2011 was $2.4 million compared with $2.7 million for the twelve months end March 31, 2011. The number of engines in the field, their age and their reliability all impacted parts revenue each period. The decrease in parts revenue for both CWI and Westport HD was due to the comparison of the shorter nine months period ended December 31, 2011 to the longer twelve months period ended March 31, 2011.

Service revenue for the nine months ended December 31, 2011 was $10.2 million compared to $8.1 million for the twelve months ended March 31, 2011. This increase was due to the timing of delivering certain milestones during the periods. All costs associated with the Volvo development agreements were recorded as research and development expenses in the period incurred in the consolidated statement of operations.

Gross margin increased $23.5 million to $80.6 million, or 35.6% of total revenue, for the nine months ended December 31, 2011 compared to $57.1 million, or 38.6% of total revenue, for the twelve months ended March 31, 2011. CWI product gross margin and product gross margin percentage for the nine months ended December 31, 2011 were $51.0 million and 44.5%, respectively, compared to $33.7 million and 39.9%, respectively, for the twelve months ended March 31, 2011. This increase in gross margin percentage was due primarily to a reduction in warranty accrual rates compared to the prior year period driven by improved product reliability and product mix. CWI parts gross margin percentage remained consistent at 37.1% for the nine months ended December 31, 2011 compared to 39.6% for the twelve months ended March 31, 2011.

Westport HD gross margin (including product, parts and service) and gross margin percentage for the nine months ended December 31, 2011 were $8.6 million and 30.1%, respectively, compared to $7.5 million and

57.1%, respectively, for the twelve months ended March 31, 2011. Westport HD product gross margin for the nine months ended December 31, 2011 was negative $1.3 million driven by launch customer pricing and materials variance on certain shipments. This compares to a negative $1.0 million Westport HD product gross margin for the twelve months ended March 31, 2011 as a result of a campaign expense of $1.2 million. Westport HD recorded gross margin of $10.2 million on service revenue for the nine months ended December 31, 2011 compared to $8.1 million for the twelve months ended March 31, 2010 as a result of reaching milestones during the respective periods. The costs related to the milestones were recorded in research and development costs. Westport HD also recorded a negative parts margin of $0.3 million compared with a positive $0.4 million for the twelve months ended March 31, 2011.

Westport LD gross margin and gross margin percentage for the nine months ended December 31, 2011 were $12.0 million and 20.3%, respectively, compared to $5.3 million and 23.0%, respectively, for the twelve months ended March 31, 2011. Westport LD’s gross margin and gross margin percentage were negatively impacted by the step up of Emer’s inventory when allocating the purchase price to the assets acquired and assumed liabilities. The step up in inventory increased cost of goods sold by $3.5 million. Taking this into consideration, Westport LD gross margin and gross margin percentage would have been $15.5 million and 26.1%, respectively. The increase is due to the consolidation of Emer and AFV as previously noted.

Research and development expenses, net of program funding, for the nine months ended December 31, 2011, increased $8.6 million to $43.3 million compared to $34.7 million for the twelve months ended March 31, 2011. CWI research and development expenses were $6.7 million for the nine months ended December 31, 2011 compared with $10.0 million for the twelve months ended March 31, 2011. The $3.3 million decrease was primarily due to the additional three months in comparing the current nine month period to the prior twelve month period of $2.4 million, a decrease in technology royalty fee of $1.2 million and an increase in government funding of $1.8 million offset by higher material and salary related costs associated with product development of $2.1 million. Westport HD research and development expenses, which include costs incurred under the Volvo development agreements, were $19.4 million for the nine months ended December 31, 2011 compared with $14.4 million for the twelve months ended March 31, 2011. The $5.4 million increase was primarily as a result of an increase in costs incurred under the Volvo development agreements in the current year of $6.0 million compared with $0.7 million in the prior year nine month period and $4.5 million in costs related to the increase in headcount to support this growing business offset by the additional three months in comparing the current nine month period to the prior twelve month period of $4.4 million. Westport LD research and development expenses were $11.2 million for the nine months ended December 31, 2011 compared with $3.7 million for the twelve months ended March 31, 2011 primarily related to efforts to expand product offerings to light-duty automotive OEMs and consolidation of Emer and AFV in the current year period. Corporate research and developments expenses were $6.0 million for the nine months ended December 31, 2011 compared with $6.6 million for the twelve months ended March 31, 2011. The $0.6 million decrease was primarily due to the additional three months in comparing the current nine month period to the prior twelve month period of $2.2 million offset by $1.6 million in costs related to the increase in headcount to support new projects.

Research and Development Expenses

(expressed in thousands of U.S. dollars)

	Nine months ended December 31 2011	Twelve months ended March 31 2011

Research and development expenses	$46,047	$36,338
Program funding	(2,753)	(1,675)

Research and development, net	$43,294	$34,663

General and administrative expenses for the nine months ended December 31, 2011 increased $7.3 million to $23.5 million compared to $16.2 million for the twelve months ended March 31, 2011. CWI general and administrative expenses were $0.8 million for the nine months ended December 31, 2011 compared with $1.2 million for the twelve months ended March 31, 2011. The $0.4 million decrease was primarily due to the additional three months in comparing the current nine month period to the prior twelve month period. Westport HD general and administrative expenses were $1.2 million for the nine months ended December 31, 2011 compared with $1.0 million for the twelve months ended March 31, 2011. The $0.2 million increase was primarily due to an increase in administrative costs of $0.5 million related to increased headcount to support this growing business offset by the additional three months in comparing the current nine month period to the prior twelve month period of $0.4 million. Westport LD general and administrative expenses for the nine months ended December 31, 2011 were $6.8 million compared to $2.4 million for the twelve months ended March 31, 2011. The $4.4 million increase was primarily due to costs related to an increase in headcount and the consolidation of Emer and AFV in the current year period. Corporate general and administrative expenses were $14.7 million for the nine months ended December 31, 2011 compared with $11.6 million for the twelve months ended March 31, 2011. The $3.1 million increase was primarily due to increase in administration costs of $3.7 million related to increased headcount to support this growing business, $0.9 million in stock based compensation, $1.5 million in expenses related to the acquisition of Emer and $1.4 million in professional services offset by the additional three months in comparing the current nine month period to the prior twelve month period of $4.4 million.

Sales and marketing expenses for the nine months ended December 31, 2011 increased $3.3 million to $25.0 million compared to $21.7 million in the prior year period. CWI’s sales and marketing expenses were $9.7 million for the nine months ended December 31, 2011 compared to $7.7 million in for the twelve months ended March 31, 2011. The $2.0 increase in CWI sales and marketing expense was related primarily to an increase in policy expense of $2.5 million and increases in market development, support and travel expenditures of $1.4 million offset by the additional three months in comparing the current nine month period to the prior twelve month period of $1.9 million. Westport HD sales and marketing expenses were $11.2 million for the nine months ended December 31, 2011 compared with $10.3 million for the twelve months ended March 31, 2011. The $0.9 million increase was primarily due to an increase in compensation and travel costs of $4.6 million from increased headcount to support this growing business offset by the additional three months in comparing the current nine month period to the prior twelve month period of $3.7 million. Westport LD sales and marketing expenses were $2.8 million for the nine months ended December 31, 2011 compared with $1.4 million for the twelve months ended March 31, 2011. The $1.4 million increase was primarily related to OEM and market development initiatives and the consolidation of Emer and AFV in the current year period. Corporate sales and marketing expenses were $1.2 million for the nine months ended December 31, 2011 compared to $2.3 million in for the twelve months ended March 31, 2011. The $1.1 decrease was primarily due to the additional three months in comparing the current nine month period to the prior twelve month period.

Foreign exchange gains and losses reflected net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our non-CWI net U.S. dollar denominated monetary assets and liabilities that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on its non-OMVL and Emer Euro denominated monetary assets and liabilities including the Euro denominated long-term liability payable to the Sellers of OMVL. For the nine months ended December 31, 2011, we recognized a net foreign exchange gain of $2.0 million with the movement in the Canadian dollar relative to the U.S. dollar. This compares to a net foreign exchange loss of $3.9 million for the twelve months ended March 31, 2011. A majority of the foreign exchange gain for the nine months ended December 31, 2011 was unrealized.

Depreciation and amortization for the nine months ended December 31, 2011 was $6.3 million compared to $3.5 million for the twelve months ended March 31, 2011. The increase primarily related to depreciation of property and equipment and intangible assets acquired in the purchase of Emer and AFV.

Income from investment accounted for by the equity method relates to our 35% interest in WWI and our previous 49% interest in Juniper, which was accounted for on an equity basis prior to July 2, 2010. For the nine months ended December 31, 2011, we recorded $1.5 million of income from our interest in WWI. For the twelve months ended March 31, 2011, we recorded income from WWI that was partially offset by losses from our interest in Westport Light Duty Inc. (formerly, Juniper Engines Inc.) resulting in a net equity income of $0.8 million.

Interest on long-term debt and amortization of discount expense for nine months ended December 31, 2011 was $3.0 million and relates to the accretion of the discount on the CDN $15.0 million debentures issued on July 3, 2008, and bearing interest at 9% per annum of $0.9 million, accretion expense relating to the long-term payable to the Sellers of OMVL of $0.3 million, interest expense on the CDN $36.0 million debentures issued on September 23, 2011, bearing interest at 9% per annum, of $1.0 million, and interest expense on Emer senior financing facilities of $0.8 million.

Interest on long-term debt and amortization of discount expense for twelve months ended March 31, 2011 of $3.3 million related to interest and accretion on the CDN $15.0 million debentures of $3.0 million and $0.3 million of accretion expense relating to the long-term payable to the Sellers of OMVL.

Income tax expense for the nine months ended December 31, 2011 was $15.7 million compared to $9.6 million for the twelve months ended March 31, 2011. The current year period amount included $18.6 million related to CWI income taxes, $0.6 million in corporate for withholding taxes on dividend paid by CWI offset by Westport LD income tax recovery of $0.4 million, while in the prior year period, $8.9 million was primarily related to CWI. Westport HD was in a loss position, and the related future tax assets on losses carried forward were subject to a full valuation allowance. Future income tax recoveries and expenses arose on the recognition of temporary differences between the carrying amounts and the tax bases of our assets and liabilities. In the current year period, future income tax recoveries were recorded for CWI and Westport LD of $1.8 million and $1.3 million, respectively, while in the prior year period future income tax recoveries were recorded for CWI and Westport LD of $0.3 million and $0.5 million, respectively.

Year Ended March 31, 2011 Compared to Year Ended March 31, 2010

Product revenue for the year ended March 31, 2011 increased $15.7 million, or 16.6%, to $110.5 million from $94.8 million in the prior fiscal year. CWI product revenue decreased from $87.8 million to $84.6 million as a result of lower shipments of engines, 3,629 units in fiscal year 2011 compared to 3,807 units in fiscal year 2010, and the mix of engines sold. CWI also recorded kit revenue of $2.6 million and natural gas engine margin of $0.7 million in fiscal year 2011 compared to $4.5 million and $4.1 million, respectively, in fiscal year 2010, as we completed deliveries to a customer in India. Westport HD product revenue for the year ended March 31, 2011 decreased to $2.2 million with 27 systems delivered compared to $7.0 million with 114 systems delivered in the prior fiscal year. Included in Westport HD product revenue for fiscal year 2011 was other HD revenue of $0.8 million, which was generated from contract services and the sale of used demo trucks during fiscal year 2011 compared to nil in fiscal year 2010. Westport LD contributed $23.7 million in revenue for the year ended March 31, 2011. The Company commenced consolidating OMVL and Westport Light Duty Inc. (formerly Juniper Engines Inc.) effective July 2, 2010.

Product Revenue by Geographic Region

(as a percentage of revenue)

	Fiscal years ended March 31
	2011	2010
Americas	60%	67%
Asia	15%	14%
Rest of the world	25%	19%

Parts revenue for the year ended March 31, 2011 was $29.5 million compared to $26.9 million in the prior fiscal year, an increase of $2.6 million, or 9.7%. CWI parts revenue for the year ended March 31, 2011 was $26.7 million compared with $24.0 million in the prior fiscal year due to an increase in parts sold and an expanded parts list. The number of engines in the field, their age and their reliability all impact upon parts revenue each period. Westport HD parts revenue for the year ended March 31, 2011 was $2.7 million compared with $2.9 for the year ended March 31, 2010 due to a decrease in shipments of cryogenic tanks from BWI to domestic customers in China of $0.8 million compared with $1.9 million in the prior fiscal year. This decrease was partially offset by an increase of $0.9 million in service and after market parts shipped compared with the prior fiscal year due to a higher number of units in service. Westport LD contributed $0.1 million in parts revenue for the year ended March 31, 2011.

Service revenue for the year ended March 31, 2011 was $8.1 million. The Company achieved two milestones under its development Agreements in September 2010 and March 2011 for the completion of certain proof of concept work. As a result, we recorded revenue on the achievement of these milestones. All costs associated with the development are recorded as research and development expenses in the period incurred in the consolidated statement of operations.

Gross margin increased $18.4 million to $57.1 million, or 38.6% of total revenue, for the year ended March 31, 2011 compared to $38.7 million, or 31.8% of total revenue, in the prior fiscal year. CWI product gross margin and product gross margin percentage for the year ended March 31, 2011 were $33.7 million and 39.9%, respectively, compared to $29.8 million and 33.9%, respectively, for fiscal year 2010. This increase in gross margin percentage was due primarily to a reduction in warranty accrual of $3.7 million and campaign accrual of $0.2 million compared to the fiscal year 2010 due to improved product reliability. CWI parts gross margin percentage also increased from 37.4% in the fiscal year 2010 to 39.6% in the fiscal year 2011 primarily due to a reduction in selling and warehousing expenses.

Westport HD gross margin (including product parts and service) and gross margin percentage for the year ended March 31, 2011 was $7.5 million and 57.1%, respectively, compared to a negative $0.1 million and 0.9%, respectively, in the prior fiscal year. Westport HD product margin for the year ended March 31, 2011 was negative $1.0 million as a result of campaign expense of $1.2 million as well as certain materials variances on engine shipments. This compares to a negative Westport HD product gross margin of $1.3 million in fiscal year 2010. The Company recorded gross margin of $8.1 million on service revenue associated with the development Agreements as a result of achieving milestones during the year since the costs related to the Agreements were recorded as research and development expenses. Westport HD also recorded parts margin of $0.4 million compared with $1.2 million in the prior fiscal year primarily as a result of fewer tank shipments by BWI and lower after market parts sales. Westport LD recorded gross margin and gross margin percentage of $5.3 million and 23.0%, respectively for the year ended March 31, 2011.

Research and development expenses, net of program funding, for the year ended March 31, 2011 increased $8.5 million to $34.7 million compared with $26.2 million for the prior fiscal year. CWI’s net research and development expenses increased $2.3 million from $7.7 million to $10.0 million during the year ended March 31, 2011. The increase in CWI research and development expense related primarily to the timing of materials spending on product development. Westport HD research and development expenses increased $1.7 million to $14.4 million during the year ended March 31, 2011, primarily as a result of higher material costs associated with product development, higher salary related expense due to an increase in headcount and a reduction in government funding. These increases were offset by lower costs associated with certification efforts on Westport’s 2010 certification program that was achieved in July 2010. Westport LD research and development expenses were $3.7 million for fiscal year 2011 and related to efforts to expand product offerings to light-duty automotive OEMs. Corporate research and development costs increased $0.8 million to $6.6 million due to costs related to the increase in head count.

Research and Development Expenses

(expressed in thousands of U.S. dollars)

	Fiscal years ended March 31
	2011	2010
Research and development expenses	$36,338	$27,546
Program funding	(1,675)	(1,333)

Research and development, net	$34,663	$26,213

General and administrative expenses for the year ended March 31, 2011 increased $4.4 million to $16.2 million compared with $11.8 million in the prior fiscal year primarily due to an increase in Westport HD administrative costs of $0.9 million. Corporate general and administrative costs increased $1.2 million and were offset by a decrease in stock-based compensation of $0.3 million. CWI general and administrative expenses increased $0.2 million in fiscal year 2011 primarily due to a one time salary benefit payment. The remaining increase related to Westport LD general and administrative expenses of $2.4 million.

Sales and marketing expenses for the year ended March 31, 2011 increased $5.0 million to $21.7 million compared to $16.7 million in the prior fiscal year. CWI sales and marketing expenses remained flat at $7.7 million for the both fiscal years 2011 and 2010. Westport HD related expenses in fiscal year 2011 increased by $3.6 million to $12.6 million primarily due to increases in stock-based compensation of $0.6 million and increases in OEM related market development, support and travel expenditures of $3.0 million. Westport LD sales and marketing expenses were $1.4 million during fiscal year 2011 and related to OEM and market development initiatives.

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our non-CWI net U.S. dollar denominated monetary assets and liabilities that are mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on its non-OMVL euro denominated monetary assets and liabilities including the euro denominated long-term liability payable to the Sellers of OMVL. For the year ended March 31, 2011, we recognized a net foreign exchange loss of $3.9 million driven by the significant increase in the Canadian dollar relative to the U.S. dollar. A significant portion of this loss is unrealized. This compares to a net foreign exchange loss of $0.4 million in fiscal year 2010.

Depreciation and amortization for the years ended March 31, 2011 and 2010 was $3.6 million and $2.0 million, respectively. The increase in depreciation and amortization of $1.6 million was primarily due to the depreciation of property and equipment and intangible assets acquired in the purchase of OMVL.

Income from investment accounted for by the equity method for the years ended March 31, 2011 and 2010 was $0.8 million and a loss of $1.0 million, respectively. The amounts recorded in the fiscal year 2011 relates to our 35% interest in WWI and our previous 49% interest in Juniper, which was accounted for on an equity basis prior to July 2, 2010. For the year ended March 31, 2011, we recorded income from WWI of $1.0 million that was partially offset by losses of $0.2 million from our interest in Juniper in the first quarter of fiscal year 2011.

Interest on long-term debt and amortization of discount expense for year ended March 31, 2011 was $3.3 million compared with $2.5 million for the year ended March 31, 2010. Fiscal year 2011 included interest and accretion of the discount on the CDN $15.0 million debentures issued on July 3, 2008 and bearing interest at 9% per annum, and the Company also recorded $0.3 million of accretion expense relating to the long-term payable to the Sellers of OMVL. Interest on long-term debt and amortization of discount of $2.5 million for the year ended March 31, 2010 related to interest and accretion on the subordinated debenture notes and interest on our demand installment loan.

Gain on sale of long-term investments in fiscal year 2010 related to the sale of Clean Energy shares and the sale of our remaining interest in Wild River Resources Ltd. (“Wild River”). The Company sold 184,311 shares of Clean Energy in fiscal 2010 resulting in a gain on sale of $2.7 million. As at March 31, 2011 and 2010, the Company no longer owned any shares in Clean Energy. We also sold our interest in Wild River for net proceeds of $0.1 million resulting in a gain of $0.1 million in fiscal year 2010.

Income tax expense for the year ended March 31, 2011 was $9.6 million, which compares to an expense of $8.4 million for the year ended March 31, 2010. Current income tax expense representing cash taxes payable was $8.9 million in fiscal year 2011 compared with $9.7 million in fiscal year 2010, and we recorded a future income tax expense of $0.8 million, which compares to a recovery of $1.2 million in the prior fiscal year. Future income tax recoveries and expenses arise on the recognition of temporary differences between the carrying amounts and the tax bases of our assets and liabilities. CWI represents the majority of the tax provision in both fiscal year 2011 and 2010 as the provision relating to CWI was $9.2 million and $8.2 million, respectively. Also, included in fiscal year 2011 is tax expense for OMVL of $0.1 million. Westport HD entities are primarily in a loss position or have losses carried forward that offset taxable income. During fiscal years 2011 and 2010, we paid withholding tax on dividends of $0.3 million and $0.1 million, respectively. During fiscal year 2010, there was also future income tax expense related to the sale of our Clean Energy shares of $0.1 million as a result of reversing a future tax credit arising on available for sale investments.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at December 31, 2011, our cash, cash equivalents and short-term investment position was $84.6 million, a decrease of $95.7 million from $180.3 million at March 31, 2011. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

For the nine months ended December 31, 2011, our cash used in operations was $35.9 million. Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $24.2 million. Changes in non-cash working capital resulted in a reduction of $11.7 million. The $11.7 million change in working capital was impacted, by increases in accounts payable and accrued liabilities of $3.3 million, warranty liability of $5.9 million, deferred revenue of $4.4 million, accounts receivable of $18.6 million, inventory of $2.1 million, and prepaid expenses of $4.6 million. Cash used in investing activities included cash paid to acquire Emer and AFV (net of cash acquired) of $6.5 million and $2.6 million, respectively, purchase of fixed assets of $13.3 million, loan advances net of repayment of $5.8 million, additional capital investment in Weichai of $1.0 million and purchase of intangible assets of $0.1 million offset by net proceeds from the sale of short-term investments of $15.5 million. Cash provided by financing activities included $33.0 million net of financing costs raised from the issuance of subordinated debenture notes and $1.8 million in shares issued for stock option exercises. This is offset by repayment of our previous subordinated debt of $15.5 million, Emer long-term debt of $37.6 million, Emer operating lines of credit of $3.2 million and our short-term debt of $0.2 million. CWI also paid $10.0 million in dividends to each parent company with Cummins share reflected as a reduction of the joint venture partners’ share of net assets of joint venture.

Foreign exchange resulted in a positive adjustment to cash and cash equivalents of $3.2 million as a large portion of our cash balances are maintained in Canadian dollars and Euro, and we also are exposed to unrealized foreign exchange gains and losses on our foreign currency denominated assets and liabilities, which result in an adjustment when reconciling from net loss to cash and cash equivalents.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI profits and borrowings under our credit facility to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

On September 29, 2011, the Company amended its credit facility that increased the maximum borrowings from CDN$20.0 million to CDN$30.0 million. The credit facility is governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held with the creditor. Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts and overdraft loans. Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate, and letters of credit bear interest at 0.75% per annum.

On February 22, 2012, the Company announced its offering of 5,500,000 common shares at a price of $43.25 per share in the United States and Canada, for gross proceeds of $237.9 million. The Company granted the underwriters of the offering an option to purchase an additional 825,000 common shares at the offering price. On February 27, 2012, the Company announced the closing of its offering of common shares, including the exercise of the underwriters’ over-allotment option in full. With the exercise of the option, the Company issued a total of 6,325,000 common shares under the offering for gross proceeds of $273.6 million.

Westport’s capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements. We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements and Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Risks and Uncertainties” section of this MD&A and of our Annual Information Form.

SHARES OUTSTANDING

For the nine months ended December 31, 2011, twelve months ended March 31, 2011 and 2010, the weighted average number of shares used in calculating the loss per share was 47,933,348, 42,305,886 and 34,133,247, respectively. During the nine months ended December 31, 2011, we granted nil stock options and 269,292 share units relating to our long-term incentive programs. The shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	December 31, 2011		February 28, 2012
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Shares outstanding	48,455,601		54,845,530
Share Options
- Outstanding	328,027	8.96	1,043,401	26.97
- Exercisable	311,360	8.55	270,257	8.33
Share Units
- Outstanding	1,250,917	N/A	1,408,407	N/A
- Exercisable	276,931	N/A	273,373	N/A

(weighted average exercise prices are presented in Canadian dollars)

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF THE QUARTER ENDED DECEMBER 31, 2011

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, stock-based compensation awards, recognition of tax benefits and other similar events.

The following table provides summary unaudited financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited)
Three months ended	31-Mar-10	30-Jun-10	30-Sep-10	31-Dec-10	31-Mar-11	30-Jun-11	30-Sep-11	31-Dec-11

Units shipped	1,044	730	1,115	1,036	775	1,073	1,710	2,181

(expressed in thousands of United States dollars except for per share amounts)

Product revenue	$27,503	$18,870	$34,189	$30,976	$26,440	$37,162	$72,232	$80,288
Parts revenue	$6,957	$6,621	$6,663	$8,553	$7,622	$7,704	$8,458	$10,516
Engineering Service Revenue	$—	$—	$4,052	$—	$4,076	$—	$351	$9,830

Total revenue	$34,460	$25,491	$44,904	$39,529	$38,138	$44,866	$81,041	$100,634
Cost of sales	$22,983	$16,738	$27,082	$26,663	$20,499	$29,663	$55,236	$61,031
Gross margin	$11,477	$8,753	$17,822	$12,866	$17,639	$15,203	$25,805	$39,603
Gross margin percentage	33%	34%	40%	33%	46%	34%	32%	39%
Net loss for the period attributable to the Company	$(11,700)	$(8,050)	$(6,217)	$(13,495)	$(14,380)	$(18,113)	$(13,162)	$(14,519)
Loss per share:
Basic	$(0.32)	$(0.20)	$(0.16)	$(0.31)	$(0.31)	$(0.38)	$(0.27)	$(0.30)
Diluted	$(0.32)	$(0.20)	$(0.16)	$(0.31)	$(0.31)	$(0.38)	$(0.27)	$(0.30)
Company’s 100% share of CWI net income	$5,666	$3,034	$5,280	$3,160	$4,524	$5,886	$9,394	$10,646
CWI net income attributable to the Company	$2,833	$1,517	$2,640	$1,580	$2,262	$2,943	$4,697	$5,323

(1)	Fully diluted loss per share is not materially different as the effect of stock options, warrants and performance share units would be anti-dilutive.

THREE MONTHS ENDED DECEMBER 31, 2011 AND 2010

Our consolidated revenue for the three months ended December 31, 2011 was $100.6 million, an increase of $61.1 million, or 154.7%, from $39.5 million for the three months ended December 31, 2010. This increase was driven by an increase in Westport LD revenue of $14.7 million as the Company began consolidating Emer on July 1, 2011 and AFV on October 23, 2011. CWI product revenue increased $25.3 million as unit sales increased from 1,036 units to 2,011 units primarily as the result of increased sales volume of ISL G engine sales in the Americas. CWI parts revenue increased by $1.4 million quarter over quarter due to an increase in the number of units in service and an expanded parts list. Westport HD revenues for the quarter ended December 31, 2011 increased by $19.7 million due to $9.8 million in service revenue recorded in the current quarter under our development agreements, an increase in product revenue of $9.3 as unit sales increased 170 units for the quarter ended December 31, 2011 compared to nil in the prior year period, and an increase in parts revenue of $0.6 million.

Our consolidated net loss for the three months ended December 31, 2011 was $14.5 million, or a loss of $0.30 per diluted share, compared to a net loss of $13.5 million, or a loss of $0.31 per diluted share, for the three months ended December 31, 2010. The $1.0 million increase in net loss relates primarily to an increase in Westport LD net loss of $6.1 million and corporate net loss of $2.0 million. This is partially offset by an increase in our 50% share of CWI net income of $3.8 million, a decrease in Westport HD loss of $3.3 million due to increase in service revenue of $9.8 million partially offset by increased operating expenses of $6.5.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$55,807	$55,807	$55,807	$—	$—	$—
Unsecured subor dinated debentures (1)	35,398	44,077	2,246	41,831	—	—
Long-term payable (2)	9,330	9,859	—	9,859	—	—
Senior financing (3)	24,871	28,791	8,124	8,866	9,493	2,308
Senior revolving financing	11,360	14,386	12,191	1,033	1,033	129
Other bank financing	2,557	2,720	1,711	470	395	144
Other long-term debt	2,629	2,845	1,236	1,347	260	2
Operating lease commitments	—	10,568	4,122	5,073	1,373	—
Royalty payments (4)	—	23,735	1,327	2,655	19,753	—

	$141,952	$192,788	$86,764	$71,134	$32,307	$2,583

(1)	Includes interest at 9%.
(2)	Includes interest at 3.72%.
(3)	Includes interest at 6-month Euribor plus 2.5%
(4)

From fiscal 2011 to 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1,327 (CDN$1,350) or 0.33% of the Company’s gross annual revenue from all sources, provided that gross revenue exceeds CDN$13,500 in any aforementioned fiscal year, up to a maximum of $27,718 (CDN$28,189). The Company has assumed the minimum required payments. CWI is also obligated pay annual royalties of 2.75% of engine revenue to Cummins up to a cumulative maximum of $10,400. The Company has a remaining obligation of $nil.

Contractual Commitments

Capital lease obligations related primarily to office equipment and machinery, have initial terms of three to five years and have interest rates ranging from 2.13% to 15.92%. Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment.

Short-term Debt

On July 1, 2011, we acquired 100% of Emer and assumed existing debt within Emer of $42.4 million. The senior financing agreement of $26.5 million bears interest at the 6-month Euribor plus 2.5% with quarterly principal and interest payments. The senior revolving facility of $12.1 million bears interest at the 6-month Euribor plus 2.50% and will be repaid through payments of $6.7 million and $5.4 million on March 31, 2016 and September 30, 2017, respectively. The revolving financing facility of $1.9 million is classified as a current liability.

Subordinated Debenture Notes

On July 3, 2011, our subordinated debenture notes matured, and we repaid the principal of CDN $15.0 million plus accrued interest.

On September 23, 2011, we raised CDN $36.0 million through the issuance of debentures. The debentures are unsecured and subordinated to senior indebtedness, mature on September 22, 2014 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012. We paid to Macquarie a cash commission equal to 3.85% of the gross proceeds of the offering.

Capital contribution

On October 13, 2011, the Company, along with Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd., contributed additional capital into WWI. The Company contributed $1.0 million (RMB 6.3 million).

Royalty Payments

Royalty payments include annual royalties payable to ITO as outlined in “Government Funding” below as well as a technology access royalty fee payable from CWI to Cummins, which is equal to 2.75% of engine revenue, to a cumulative maximum of $10.4 million. As of December 31, 2011, the cumulative maximum of $10.4 million has been paid.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Government Funding

We are continually exploring strategic opportunities to work with governments to provide them with alternative fuel solutions. As a result of our government partnerships, we recognized $2.8 million in government funding during the nine months ended December 31, 2011 compared with $1.7 million for the twelve months ended March 31, 2011 and $1.3 million for the twelve months ended March 31, 2010. Under certain repayment terms, we are obligated to repay royalties as follows:

AGREEMENT	DESCRIPTION	ROYALTIES	TERM

INDUSTRIAL TECHNOLOGIES OFFICE (FORMERLY TECHNOLOGY PARTNERSHIPS CANADA)	Fund 30% of the eligible costs of, among other research projects, the adaptation of Westport’s technology to diesel engines, up to $18.9 million CDN.	Annual royalties equal to the greater of $1,350,000 CDN or 0.33% of annual gross revenues from all sources, provided that gross revenues exceed $13.5 million CDN.	Fiscal 2010 to fiscal 2015, inclusive; royalty period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $28.2 million CDN.

DEPARTMENT OF NATURAL RESOURCES CANADA	Funded $1.0 million CDN for demonstration of a low emissions natural gas power generator in Grande Prairie, Alberta.	1% of revenues from future sales of natural gas engines for power generators.	Earlier of 10 years from project completion date (August 30, 2004), or when cumulative royalties total $1.0 million CDN.

As at December 31, 2011, royalties of $1.3 million (CDN $1.4 million) relating to ITO were paid and an additional $1.0 million (CDN $1.0 million) was accrued during the year.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our Annual Information Form and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our Annual Information Form, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our Annual Information Form may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the Annual Information Form for the year ended December 31, 2011 under the heading “Risks” and is available on SEDAR at www.sedar.com.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital

	Nine Months ended December 31 2011	Twelve Months ended
		March 31 2011	March 31 2010
(expressed in thousands of U.S. dollars)
Cash flow from operations
Net loss for the year	$(32,836)	$(34,498)	$(27,618)
Items not involving cash:
Depreciation and amortization	6,280	3,455	1,828
Stock-based compensation expense	6,179	4,923	4,530
Future income tax expense (recovery)	(3,963)	761	(1,222)
Change in deferred lease inducements	(47)	(58)	(95)
Gain on disposition of long-term investments	—	—	(2,827)
(Income) loss from investment accounted for by the equity method	(1,500)	(842)	983
Accretion of long-term debt	1,016	1,992	1,298
Other	654	(344)	—

Cash flows from operations before changes in non-cash operating working capital	$(24,217)	$(24,611)	$(23,123)

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